Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated May 21, 2009 relating to the consolidated financial statements and financial statement schedule of Stanley, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph regarding Stanley, Inc.’s adoption of FASB Interpretation No. 48, a new accounting standard), and the effectiveness of Stanley, Inc.’s  internal control over financial reporting, appearing in the Annual Report on Form 10-K of Stanley, Inc. for the year ended March 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

August 14, 2009